BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Carlisle Cos Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Linda Assali
Enclosures

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No. 5 )*

                      Carlisle Cos Inc.
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          142339101
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              (Continued on following page(s))


CUSIP No.  142339101                    Page 1 of 6 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, and its wholly owned
subsidiary, Bankers Trust Company, (as Trustee for employee
benefit plans, and investment advisor).   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Both Bankers Trust New York Corporation and Bankers Trust
Company are New York corporations.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES



BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY



  EACH         7. SOLE DISPOSITIVE POWER
REPORTING



PERSON         8. SHARED DISPOSITIVE POWER
 WITH

CUSIP No.  142339101               Page 2 of 6 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK



CUSIP No.  142339101                       Page 3 of 6 Pages

Item 1(a)      NAME OF ISSUER:

               Carlisle Cos Inc.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               250 South Clinton Avenue
               Suite 201
               Syracuse, New York  13202

Item 2(a)      NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation  and Bankers
          Trust Company are incorporated in the State of New
          York with its principal business office located in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock ($1.00 par value) of Carlisle Cos
          Inc.

Item 2(e)    CUSIP NUMBER:
          142339101

CUSIP No.  142339101                       Page 4 of 6 Pages

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.


Item 4       OWNERSHIP:

     (a)  Amount Beneficially Owned:


     (b)  Percent of Class:



     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -


          (ii)  shared power to vote or to direct the
                 vote -

          (iii)  sole power to dispose or to direct the
                  disposition of -


           (iv)  shared power to dispose or to direct
                   the disposition of -

CUSIP No. 142339101                     Page 5 of 6 Pages


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

          Not applicable.


Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          Not applicable.

CUSIP No. 142339101                     Page 6 of 6 Pages



SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1996

     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company